Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

October 23, 2023

Via EDGAR Transmission

Ms. Kim Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)

File Nos. 333-206600 and 811-23078

Dear Ms. Browning:

On September 26, 2023, you provided initial comments to Post-Effective Amendment No. 82, Amendment No. 84, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on August 11, 2023, to register shares of the Virtus Newfleet Short Duration Core Plus Bond ETF series of the Trust (the “Fund”). On October 18, 2023, we filed correspondence responding to those comments (the “Initial Response Letter”). On October 20, 2023, you provided some additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses. Terms used in this letter that are not otherwise defined have the meanings assigned to them in the Initial Response Letter.

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment to action or absence of action by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

2.	With respect to Comment 1 to the Initial Response Letter, please acknowledge that our comment was that responses to staff comments should be filed on EDGAR at least five business days in advance of the Amendment’s effective date.

RESPONSE: The Trust acknowledges the staff’s comment and notes that the Initial Response Letter was filed in accordance with such request.

Philadelphia, PA ● Malvern, PA ● Cherry Hill, NJ ● Newark, NJ ● Wilmington, DE ● Washington, DC ● New York, NY ● Chicago, IL

A Pennsylvania Limited Liability Partnership

3.	In response to Comment 5 to the Initial Response Letter, you stated that the Fund’s investment objective was revised to remove the reference to “a competitive level of.” Please confirm that such reference was also removed from the strategy disclosure.

RESPONSE: The Trust confirms that the referenced disclosure was removed and is no longer present in the prospectus or SAI.

4.	In response to Comment 7 to the Initial Response Letter, you added disclosure indicating that “more liquid” means “highly traded.” Please revise that disclosure to clarify which entity (e.g., Newfleet) is making the determination on “highly traded.”

RESPONSE: The Trust will revise the disclosure to state, “(i.e., considered by Newfleet to be highly traded).”

5.	We don’t believe that the disclosure included in the response to Comment 7 to the Initial Response Letter rises to the level of specificity that we were looking for with respect to disclosure of attendant credit qualities. Therefore, please clarify with respect to the Fund’s 80% basket the applicable credit quality ratings.

RESPONSE: The Trust believes the revised disclosure, as reflected in response to Comment 7 to the Initial Response Letter, appropriately reflects the attendant credit qualities of the securities to be included in the 80% basket and, therefore, respectfully declines to make any additional changes.

6.	Response to Comment 7 to the Initial Response Letter describes the fixed income sectors in which the Fund will principally invest but does not disclose all fixed income sectors. Because you don’t disclose all fixed income sectors in the “Principal Investment Strategy” section, please supplementally confirm to the staff that you are aware that if the Fund’s fixed income sector rotation changes, such that new fixed income sectors become principal investments, you will update the corresponding bullet points in the “Principal Investment Strategy” section.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that changes to the fixed income sectors in which the Fund principally invests will be disclosed to shareholders.

7.	The penultimate bullet point included in the response to Comment 7 to the Initial Response Letter includes a reference to Rule 144A. We ask that you add some additional disclosure explaining Rule 144A in plain English or add a cross reference to where that Rule is explained in the Fund prospectus or SAI.

RESPONSE: In the Item 9 section, the Trust will add a cross reference to “Rule 144A Securities Risk” in the “Additional Information Regarding the Fund’s Principal Risks” section.

8.	The staff reiterates the comment given as Comment 26 to the Initial Response Letter to revise “MBS and ABS Risks” to be more attendant to the specific ABS and MBS in which the Fund may invest.

RESPONSE: As stated in the Initial Response Letter, the Trust has reviewed the referenced risk disclosure and does not believe any additional revisions are necessary.

9.	The staff reiterates the comment given as Comment 28 to the Initial Response Letter to revise “Sector Focus Risk” to be more specific to the sectors in which the Fund will invest.

RESPONSE: As stated in the Initial Response Letter, the Trust has reviewed the referenced risk disclosure and does not believe any additional revisions are necessary.

10.	In response to Comment 32, you indicated that the Item 9 disclosure pertaining to ETFs will be removed. Please confirm that you will also remove the Item 9 disclosure pertaining to investments in other registered investment companies.

RESPONSE: The Trust confirms that the Item 9 disclosure pertaining to investments in both ETFs and other registered investment companies will be removed.

11.	The staff reiterates the comment given as Comment 38 to the Initial Response Letter, as it is the staff’s view that the 1991 Letter continues to be applicable.

RESPONSE: The Trust respectfully declines to add the requested language for the reasons described in the Initial Response Letter, primarily that the 1998 Amendments did not incorporate into Form N-1A the interpretation from the 1991 Letter on foreign governments being subject to a fund’s concentration policy.

12.	The response to Comment 41 to the Initial Response Letter includes disclosure stating, “The derivative action provisions summarized above will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application.” Please delete “to the extent that any such federal laws, rules or regulations do not permit such application.”

RESPONSE: The Trust will make the requested change.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or, in my absence, to Michael D. Mabry at (215) 564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley
Daphne Chisolm
Michael Mabry

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